Exhibit 99.1

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Cover]

Document Submitted:	Extraordinary Report

Addressee:	Director of Kanto Local Finance Bureau

Date of Submission:	May 11, 2022

Company Name:	KAWASAKI KINKAI KISEN KAISHA,LTD.

Name and Title of Representative:	Yutaka Kuge, Representative Director & President

Registered Office Address:	3-2-1 Kasumigaseki, Chiyoda-ku, Tokyo

Telephone Number:	Tokyo (03)-3592-5800

Person in Charge	Kenji Kimishima, General Manager

Nearest Contact Place	3-2-1 Kasumigaseki, Chiyoda-ku, Tokyo

Telephone Number:	(050)-3821-1314

Person in Charge:	Kenji Kimishima, General Manager

Place of Public Inspection:

Tokyo Stock Exchange, Inc.

(2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

KAWASAKI KINKAI KISEN KAISHA,LTD., Hokkaido Branch

(4-1-1 Kitasanjonishi, Chuo-ku, Saporro-shi, Hokkaido)

KAWASAKI KINKAI KISEN KAISHA,LTD., Hachinohe Branch

(25 Oaza Kawaragi Kaigan, Hachinohe-shi, Aomori)

1.	Reasons for Submission

KAWASAKI KINKAI KISEN KAISHA, LTD. (the “Company”) adopted certain resolutions at its Extraordinary General Meeting of Shareholders held on May 10, 2022. In response to this, the Company hereby submits this report pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (ix)-2 of the Cabinet Office Order on Disclosure of Corporate Affairs.

2.	Information to Be Reported

(1)	Date of the General Meeting of Shareholders

May 10, 2022

(2)	Details of the resolutions resolved

Proposal No. 1: Approval of a Share Exchange Agreement

The shareholders approve the share exchange agreement dated March 16, 2022 between the Company and Kawasaki Kisen, Ltd. for a share exchange, whereby Kawasaki Kisen and the Company will be the wholly-owning parent company and the wholly-owned subsidiary, respectively, (scheduled to be) effective as of June 1, 2022 (the “Share Exchange Agreement”).

Proposal No. 2: Partial Amendment of the Articles of Incorporation

Article 13 of the existing Articles of Incorporation (i.e., provisions concerning the record date of ordinary general meetings of shareholders) will be deleted and the numbers of the relevant Articles will be moved up. These amendments to the Articles of Incorporation shall become effective on June 1, 2022 subject to the following conditions: (i) Proposal No. 1, “Approval of a Share Exchange Agreement,” has been approved and adopted as originally proposed; (ii) the Share Exchange Agreement has not been terminated; and (iii) no event has occurred that would invalidate the Share Exchange Agreement.

(3)

Number of voting rights voted for or against, or abstained from voting on, the proposed resolutions; requirements for adopting the proposed resolutions; and results of voting on the proposed resolutions

Proposal	Description	Affirmative votes (in units)	Negative votes (in units)	Abstained votes (in units)	Requirements for adoption	% of affirmative votes	Voting result
No. 1	Approval of a Share Exchange Agreement	20,414	3,126	0	(Note)	86.7	Adopted
No. 2	Partial Amendment of the Articles of Incorporation	20,526	3,019	0	(Note)	87.1	Adopted

Note:

The proposed resolution must be approved by at least two-thirds of the voting rights held by the shareholders present at the meeting attended by shareholders holding at least one-third of the voting rights of shareholders who are entitled to exercise their voting rights.

(4)	Reason for not adding part of the number of voting rights of the shareholders who attended the general meeting of shareholders

Since the results of voting on the proposed resolutions were found by totaling the number of voting rights exercised on or before the date preceding the date of the general meeting of shareholders and the number of those exercised by some of the shareholders who were present on the date of the meeting and whose voting results (affirmative or negative) were confirmed, the Company refrained from adding the number of voting rights of those shareholders who were present at the general meeting of shareholders on the day and whose voting results (affirmative, negative or abstained) have not been confirmed.